FORM N-8F

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application pursuant to Section 8(f) of the Investment Company Act of 1940,

as amended (the “Act”), and Rule 8f-1 thereunder for Order Declaring that

Company Has Ceased to be an Investment Company.

I.       General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger
[ ]	Liquidation
[ ]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Eaton Vance Municipal Bond Fund Michigan Merger Subsidiary, LLC

3.    Securities and Exchange Commission File No.: 811-23400

4.    Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

Two International Place, Boston, MA 02110

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Jill R. Damon, Esq.

Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 672-6170

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7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-3 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

[X]	Management company;
[ ]	Unit investment trust; or
[ ]	Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

[ ]	Open-end	[X]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

N/A

The Fund was organized for the sole purpose of participating in a reorganization transaction in which Eaton Vance Michigan Municipal Bond Fund (the “Acquired Fund”) transferred all of its assets and assigned all of its liabilities to the Fund, a wholly owned subsidiary of Eaton Vance Municipal Bond Fund (the “Acquiring Fund”). The Acquiring Fund acquired such assets and assumed such liabilities upon delivery by the Fund of common shares of the Acquiring Fund equal to the value of the assets so transferred. Such shares were then distributed to Acquired Fund shareholders proportionately on the basis of net asset value. Pursuant to Delaware’s merger statute, the Fund then merged with and into the Acquiring Fund, its sole shareholder, with the Fund distributing its assets to the Acquiring Fund, and the Acquiring Fund assuming the liabilities of the Fund.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

N/A

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13.   If the fund is a unit investment trust (“UIT”) provide:

(a)       Depositor’s name(s) and address(es):

(b)       Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[X]	No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place: October 10, 2018

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place: April 25, 2018. As discussed above, the Fund was organized as a wholly-owned subsidiary of the Acquiring Fund and the Acquiring Fund’s Board of Trustees approved the merger on this date.

If No, explain:

II.       Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

(a)       If Yes, list the date(s) on which the fund made those distributions: December 14, 2018

(b)       Were the distributions made on the basis of net assets?

[X]	Yes	[ ]	No

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(c)       Were the distributions made pro rata based on share ownership?

[X]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)       Liquidations only:

Were any distributions to shareholders made in kind?

[ ]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.       Closed-end funds only:

Has the fund issued senior securities?

[ ]	Yes	[X]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed all of its assets to the fund’s shareholders?

[X]	Yes	[ ]	No

If No,

(a)       How many shareholders does the fund have as of the date this form is filed?

(b)       Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[X]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.       Assets and Liabilities

20.   Does the fund have any assets as of the date this form is filed?

(See question 18 above).

[ ]	Yes	[X]	No

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If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)   Why has the fund retained the remaining assets?

(c)   Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[X]	No

If Yes,

(a)       Describe the type and amount of each debt or other liability;

(b)       How does the fund intend to pay these outstanding debts or other liabilities?

IV.       Information About Event(s) Leading to Request for Deregistration

22.  (a)   List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: Approximately $13,214
(ii)	Accounting expenses: Approximately $1,025 (audit fees)
(iii)	Other expenses (list and identify separately):
Approximately $4,685 (including printing and postage expenses relating to Acquired Fund shareholder vote, as well as press release and exchange expenses)
Approximately $7,062 (solicitation relating to Acquired Fund shareholder vote)
(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $25,986

(b)	How were those expenses allocated? The expenses were allocated to and paid by the Acquired Fund. These expenses relate to the mergers of the Acquired Fund into the Fund and the Fund into the Acquiring Fund.

(c)	Who paid those expenses? See above.

(d)	How did the fund pay for unamortized expenses (if any)? N/A.
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23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in this litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.       Mergers Only

26.   (a)   State the name of the fund surviving the Merger: Eaton Vance Municipal Bond Fund

(b)   State the Investment Company Act file number of the fund surviving the Merger:

811-21142

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed: File No. 333-226303, filed as a POS EX on Form N-14 on January 4, 2019.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Eaton Vance Municipal Bond Fund Michigan Merger Subsidiary, LLC, (ii) she is the Secretary of Eaton Vance Municipal Bond Fund Michigan Merger Subsidiary, LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Maureen A. Gemma

Maureen A. Gemma

Secretary

August 14, 2019